Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those financial statements (amounts in table in millions, except ratios).

	For the six months ended June 30,	For the years ended December 31,
	2018	2017(a)	2016(a)	2015(a)	2014(a)	2013(a)
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$361	$(1,540)	$(978)	$(4,986)	$(74)	$(585)
Less:
Distributions and equity earnings of income of unconsolidated affiliates	27	55	54	37	49	84
Impairment charge on equity method investments	41	74	268	56	—	99
Capitalized interest	(17)	(34)	(30)	(25)	(18)	(116)
Add:
Fixed Charges	394	939	942	978	964	787
Amortization of capitalized interest	12	22	21	20	19	16
Total Earnings:	$818	$(484)	$277	$(3,920)	$940	$285

Fixed Charges:
Interest expense	$342	$831	$839	$891	$889	$622
Interest capitalized	17	34	30	25	18	116
Amortization of debt issuance costs	18	41	38	37	35	33
Amortization of debt (premium)/discount	9	19	19	10	8	4
Approximation of interest in rental expense	8	14	16	15	14	12
Total Fixed Charges:	$394	$939	$942	$978	$964	$787

Ratio of Earnings to Combined Fixed Charges	2.08	(0.52)	0.29	(4.01)	0.98	0.36

(a)                                 The ratio coverage for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 was less than 1:1. NRG would have needed to generate additional earnings of $1,423 million, $665 million, $4,898 million, $24 million and $502 million, respectively, to achieve a ratio coverage of 1:1 for those years.